PROSPECTUS SUPPLEMENT NO. 10	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated April 5, 2022)	Registration No. 333-261711

89,684,845 Shares of Common Stock

7,666,667 Warrants

This prospectus supplement supplements the prospectus dated April 5, 2022 (as supplemented to date, the “Prospectus”), which forms part of our Registration Statement on Form S-1 (No. 333-261711) for which Post-Effective Amendment No. 1 was filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2022 and declared effective by the SEC on April 5, 2022. This prospectus supplement is being filed to update the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the SEC on November 29, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus relates to the offer by us and the resale by the Selling Securityholders (as defined in “Selling Securityholders” in the Prospectus) of up to: (i) 7,666,667 shares of common stock, par value $0.0001 per share, of Solid Power, Inc. (“Common Stock”) issuable upon the exercise of an aggregate of 7,666,667 warrants held by Decarbonization Plus Acquisition Sponsor III LLC, a Delaware limited liability company (the “Sponsor”), and certain former independent directors, each of which is exercisable at a price of $11.50 per share (collectively, the “Private Placement Warrants”) and (ii) 11,666,636 shares of Common Stock issuable upon the exercise of 11,666,636 warrants, each of which is exercisable at a price of $11.50 per share (the “Public Warrants”).

The Prospectus also relates to the resale from time to time by the Selling Securityholders of up to: (i) 45,760,373 shares of Common Stock consisting of (a) an aggregate of 8,750,000 shares of Common Stock held by the Sponsor and certain former independent directors and (b) an aggregate of 37,010,373 shares of Common Stock beneficially owned by certain former stockholders of Solid Power Operating, Inc., (ii) an aggregate of 19,500,000 shares of Common Stock purchased at Closing (as defined in the Prospectus) by a number of subscribers pursuant to separate subscription agreements, (iii) 5,091,169 shares of Common Stock issued to Douglas Campbell upon his exercise of options to purchase shares of Common Stock and (iv) the 7,666,667 Private Placement Warrants.

Our Common Stock and Public Warrants are listed on the Nasdaq Global Select Market under the symbols “SLDP” and “SLDPW,” respectively. On November 28, 2022, the closing price of our Common Stock was $4.39 and the closing price for our Public Warrants was $0.82.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements to it.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. In reviewing the Prospectus, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 7 of the Prospectus.

You should rely only on the information contained in the Prospectus, this prospectus supplement or any prospectus supplements to the Prospectus. We have not authorized anyone to provide you with different information.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 29, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 28, 2022

Solid Power, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-40284	86-1888095
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

486 S. Pierce Avenue, Suite E Louisville, Colorado	80027
(Address of principal executive offices)	(Zip code)

(303) 219-0720

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	SLDP	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50	SLDPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Retirement of Douglas Campbell as Chief Executive Officer and Director

On November 28, 2022, Douglas Campbell provided notice to Solid Power, Inc. (the “Company”) that he has decided to retire from his role as Chief Executive Officer of the Company (the “CEO”) and as a member of the Board of Directors (the “Board”), effective as of November 29, 2022. Mr. Campbell’s resignation was not the result of any disagreement on matters relating to the Company’s operations, policies, or practices. The Company has reduced the size of its Board to eight members and the total number of Class I directors to two members.

Appointment of David Jansen as Interim Chief Executive Officer

On November 29, 2022, the Company announced that David Jansen, the Company’s Chair and President, has been appointed Interim CEO, effective immediately. Mr. Jansen will continue to serve as Chair of the Board and President.

In connection with Mr. Jansen’s appointment as Interim CEO, the Company and Mr. Jansen entered into an amendment to his Letter Agreement dated August 5, 2021, amending and restating his Participation Agreement under the Company’s Executive Change in Control and Severance Plan and agreeing to a new Restrictive Covenant Agreement (the “Interim CEO Agreement”). Pursuant to the Interim CEO Agreement, Mr. Jansen will receive an annual base salary of $432,000, and his annual bonus opportunity will be determined based on his aggregate annual base salary for the applicable fiscal year. Mr. Jansen is also eligible to receive a transition award in the gross amount of $300,000, 50% of which will be paid in a lump sum in cash and 50% will be paid in fully-vested shares of the Company’s common stock if Mr. Jansen remains employed through the date a permanent successor to Mr. Campbell is appointed as the Company’s chief executive officer (the “Successor CEO”) and Mr. Jansen assists in the transition of the Successor CEO for a period of three months. The transition award will also vest if Mr. Jansen remains employed (subject to the same termination protections set forth in his amended and restated Participation Agreement) through the first anniversary of his appointment as Interim CEO and no permanent chief executive officer has been appointed as of such time. Pursuant to the new Restrictive Covenant Agreement, Mr. Jansen agreed to reasonable and customary restrictive covenants, including restrictions relating to non-competition and non-solicitation of customers and employees for a period of 24 months following the termination of his employment from the Company for any reason.

The foregoing description of the Interim CEO Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, a copy of which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Mr. Jansen, age 60, has served as the Company’s President since February 2017 and as a member of the Board since March 2014 and was an advisor to the Company since its inception. He has held various leadership roles, having previously served as a Managing Partner of Murphree Colorado, a small business venture capital fund, from 2002 to 2010. From 2005 to 2009, he served as the President and Chief Executive Officer of Advanced Distributed Sensor Systems, which developed and manufactured remote sensors for intelligence, surveillance and reconnaissance applications. He has also served on a variety of boards and has been involved with helping startups from formation to exit. Mr. Jansen has a B.S. in Electrical Engineering from the University of Arizona.

There is no arrangement or understanding with any person pursuant to which Mr. Jansen was appointed as Interim CEO. There are no family relationships between Mr. Jansen and any director or executive officer of the Company, and Mr. Jansen is not a party to any transaction requiring disclosure under Item 404(a) of Regulation S-K.

Adoption of Retention Agreements

On November 29, 2022, the Company announced the adoption of retention agreements (the “Retention Agreements”) in respect of designated employees to assist the Company with the retention of talent as it continues to execute on its long-term strategic plan and undergoes the aforementioned executive officer transitions. Pursuant to the Retention Agreements, Joshua Buettner-Garrett, Chief Technology Officer, Derek Johnson, Chief Operating Officer, James Liebscher, Chief Legal Officer and Secretary, and Kevin Paprzycki, Chief Financial Officer and Treasurer, each are eligible to receive a retention bonus in a gross cash amount equal to one times’ the employee’s annual base salary (the “Retention Bonus”), subject to any and all required tax withholdings. The Retention Bonus will vest 100% on the first anniversary of the appointment of the Successor CEO, subject to the employee’s continuous employment with the Company. Vesting of the Retention Bonus may accelerate in accordance with certain qualifying termination scenarios.

The foregoing description of the Retention Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Retention Agreement, which is filed as Exhibit 10.2 hereto and incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On November 29, 2022, the Company issued a press release announcing Mr. Campbell’s retirement as the Company’s CEO and the appointment of Mr. Jansen as the Company’s Interim CEO.

Such exhibit and the information set forth therein will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

See the Exhibit index below, which is incorporated herein by reference.

Exhibit No.	Description
10.1	Interim CEO Agreement, dated November 29, 2022.
10.2	Form of Retention Agreement, dated November 29, 2022.
99.1	Press Release, dated November 29, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: November 29, 2022

SOLID POWER, INC.

By:	/s/ James Liebscher
Name: James Liebscher
Title: Chief Legal Officer and Secretary

Exhibit 10.1

November 29, 2022

David B. Jansen

c/o Solid Power, Inc.

Re: Appointment as Temporary Chief Executive Officer

Dear Dave:

This letter agreement (this “Agreement”) is entered into between you and Solid Power, Inc. (the “Company” or “we”), effective as of the date set forth above (the “Effective Date”), to confirm the terms and conditions relating to your service as the interim Chief Executive Officer of the Company beginning as of the Effective Date. For the avoidance of doubt, the terms of your existing Letter Agreement dated August 5, 2021 shall continue in effect unless specifically modified by this Agreement. Subject to Section 6 hereof, it is expected that you will serve as the interim CEO of the Company until a permanent Chief Executive Officer of the Company (the “Successor CEO”) is appointed (the “Interim CEO Service Period”). The Company will use its reasonable efforts to appoint a Successor CEO expeditiously following the Effective Date. The terms of the existing Letter Agreement as modified by this Agreement will continue to apply indefinitely until your termination of employment with the Company or until its further amendment.

1.            Title; Position. During the Interim CEO Service Period you will serve as the Company’s Chief Executive Officer and President. You will continue to serve as the Chair of the Board of Directors (the “Board”), but shall also continue to report to the Board in your role as Chief Executive Officer and President and will perform the duties and responsibilities customary for such position and such other related duties as are reasonably assigned by the Board.

2.            Base Salary. Your annual base salary from and after the Effective Date for so long as you are serving as an employee of the Company, is $432,000 (“Salary”), which will be payable, less any applicable withholdings, in accordance with the Company’s normal payroll practices. Your Salary will be subject to review and adjustment from time to time by our Board or its Compensation Committee (the “Committee”), as applicable, in its sole discretion. For the avoidance of doubt, your annual bonus opportunity for an applicable calendar year will be based on the total salary that you receive during such calendar year.

3.            CEO Transition Incentive Award. Subject to your continued employment through first to occur of (i) the date the Successor CEO is appointed and your provision of transition assistance to the Successor CEO for a period of three months thereafter, or (ii) the first anniversary of the Effective Date (such date, the “Transition Period”), you will receive a transition award as follows: a gross amount of $300,000, fifty percent (50%) of which will be paid to you in a lump sum in cash and fifty percent (50%) will be provided in the form of fully-vested shares of the Company’s common stock (the “Transition Award”) with the number of such shares determined based on the closing trading price of the Company’s shares on the last day of the Transition Period, each of which will be provided to you as soon as practicable after the end of the Transition Period but no later than the second regularly schedule payroll date thereafter. Notwithstanding the foregoing, and subject to the proviso below, (i) in the event your employment is terminated without Cause or you resign your employment for Good Reason (each as defined in the Severance Plan described below) prior to the end of the Transition Period or (ii) in the event that no Successor CEO is appointed by the Company as of the first anniversary of the Effective Date, then the Transition Award will vest in full and will be paid on the same schedule set forth in the immediately preceding sentence (for clarity, in the event that clause (i) is applicable to you, you shall also receive the severance award provided under Section 4 hereof); provided, however, if, during the Transition Period, you resign your employment for Good Reason under prong (ii) of such definition in the Severance Plan described below, you shall not be entitled to a Transition Award unless your resignation is effective as of no earlier than the final day of the Transition Period.

4.            Severance. You will continue to be eligible for participation in the Company’s Executive Change in Control and Severance Plan (the “Severance Plan”) based on your level and seniority and in accordance with a revised Participation Agreement, which along with the Severance Plan is attached hereto as Exhibit A. This amended and restated Participation Agreement will specify the severance payments and benefits you could be eligible to receive in connection with certain terminations of your employment with the Company, and will supersede and replace all prior negotiations, representations or agreements between you and the Company relating to severance and change in control benefits, except that your stock options that are outstanding prior to the effective of the Severance Plan will continue to be governed by their existing terms, including any change in control provisions set forth in the 2014 Equity Incentive Plan, as amended and the applicable award agreements thereunder (collectively, the “Existing Equity Documents”).

5.            Restrictive Covenant Agreement. In connection with the execution of this Agreement and the amended and restated Participation Agreement, you agree to execute the Restrictive Covenant Agreement attached as Exhibit B hereto (the “Restrictive Covenant Agreement”).

6.            At-Will Employment. This Agreement does not imply any right to your continued employment for any period with the Company or any parent, subsidiary, or affiliate of the Company. Your employment with the Company is and will continue to be at-will, as defined under applicable law. This Agreement and any provisions under it will not interfere with or limit in any way your or the Company’s right to terminate your employment relationship with the Company at any time, with or without cause, to the extent permitted by applicable laws.

7.            Protected Activity Not Prohibited. The Company and you acknowledge and agree that nothing in this Agreement limits or prohibits you from filing and/or pursuing a charge or complaint with, or otherwise communicating or cooperating with or participating in any investigation or proceeding that may be conducted by, any federal, state or local government agency or commission, including the Securities and Exchange Commission, the Equal Employment Opportunity Commission, the Occupational Safety and Health Administration, and the National Labor Relations Board (“Government Agencies”), including disclosing documents or other information as permitted by law, without giving notice to, or receiving authorization from, the Company. In addition, nothing in this Agreement is intended to limit employees’ rights to discuss the terms, wages, and working conditions of their employment, nor to deny employees the right to disclose information pertaining to sexual harassment or any unlawful or potentially unlawful conduct, as protected by applicable law. You further understand that you are not permitted to disclose the Company’s attorney-client privileged communications or attorney work product. In addition, you acknowledge that the Company has provided you with notice in compliance with the Defend Trade Secrets Act of 2016 regarding immunity from liability for limited disclosures of trade secrets. The full text of the notice is attached in Exhibit C.

8.            Miscellaneous. This Agreement, together with the Confidentiality Agreement, the Severance Agreement and the stock options granted to you by the Company under the Existing Equity Documents, constitute the entire agreement between you and the Company regarding the material terms and conditions of your employment, and they supersede and replace all prior negotiations, representations or agreements between you and the Company. This Agreement will be governed by the laws of the State of Colorado but without regard to the conflict of law provision. This Agreement may be modified only by a written agreement signed by a duly authorized officer of the Company (other than yourself) and you.

[Signature page follows]

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To confirm the current terms and conditions of your employment, please sign and date in the spaces indicated and return this Agreement to the undersigned.

Sincerely,

SOLID POWER, INC.

By:	/s/ James Liebscher
Name: James Liebscher
Title: Chief Legal Officer

Agreed to and accepted:

/s/ David B. Jansen
David B. Jansen

Signature Page to Confirmatory Offer Letter

Exhibit A

Executive Change in Control and Severance Plan and Participation Agreement

(see attached)

SOLID POWER, INC.

EXECUTIVE CHANGE IN CONTROL AND SEVERANCE PLAN

AND SUMMARY PLAN DESCRIPTION

1.            Introduction. The purpose of this Solid Power, Inc. Executive Change in Control and Severance Plan (the “Plan”), effective as of August 4, 2021 (the “Effective Date”), is to provide opportunities with respect to specified benefits to certain employees of the Company whose employment may be involuntarily terminated other than for death, Disability, or Cause or terminated by such employees for Good Reason under the circumstances described in the Plan. This Plan is an “employee welfare benefit plan,” as defined in Section 3(1) of ERISA. This document is both the written instrument under which the Plan is maintained and the required summary plan description for the Plan.

2.            Important Terms. The following words and phrases, when the initial letter of the term is capitalized, will have the meanings set forth in this Section 2, unless a different meaning is plainly required by the context:

2.1            “Administrator” means the Company, acting through the Compensation Committee or another duly constituted committee of members of the Board, or any person to whom the Administrator has delegated any authority or responsibility with respect to the Plan pursuant to Section 11, but only to the extent of such delegation.

2.2            “Board” means the Board of Directors of the Company.

2.3            “Cause” has the meaning set forth in the Participant’s Participation Agreement or, if no definition is set forth therein, means that one or more of the following has occurred: (i) the Participant’s conviction or indictment of, or plea of nolo contendere to, a felony or other crime involving moral turpitude; (ii) the Participant’s willful refusal to comply with the lawful requests made of him or her by the Company after written notice to him or her and the Participant’s failure to fully cure such willful refusal within a reasonable period of time of not fewer than thirty (30) days after such notice, unless such willful refusal is not reasonably susceptible of cure; (iii) material violation of the Company’s written policies, after written notice to the Participant from the Company of such violation and the Participant’s failure to fully cure such violation within a reasonable period of time of not fewer than thirty (30) days after such notice unless the violation is not reasonably susceptible of cure; or (iv) a material breach by the Participant of any material provision of any material agreement between the Participant and the Company or its subsidiaries after written notice to the Participant from the Company of such breach and the Participant’s failure to fully cure such breach within a reasonable period of time of not fewer than thirty (30) days after such notice, unless the breach is not reasonably susceptible of cure.

2.4            “Change in Control” means the occurrence of any of the following events:

(a)            Change in Ownership of the Company. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection (a), the acquisition of additional stock by any one Person, who is considered to own more than fifty percent (50%) of the total voting power of the stock of the Company will not be considered a Change in Control; provided, further, that any change in the ownership of the stock of the Company as a result of a private financing of the Company that is approved by the Board also will not be considered a Change in Control. Further, if the stockholders of the Company immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of shares of the Company’s voting stock immediately prior to the change in ownership, direct or indirect beneficial ownership of fifty percent (50%) or more of the total voting power of the stock of the Company or of the ultimate parent entity of the Company, such event will not be considered a Change in Control under this subsection (a). For this purpose, indirect beneficial ownership will include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company, as the case may be, either directly or through one or more subsidiary corporations or other business entities; or

(b)            Change in Effective Control of the Company. If the Company has a class of securities registered pursuant to Section 12 of the Exchange Act, a change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (b), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(c)            Change in Ownership of a Substantial Portion of the Company’s Assets. A change in the ownership of a substantial portion of the Company’s assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such Person or Persons) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (c), the following will not constitute a change in the ownership of a substantial portion of the Company’s assets: (i) a transfer to an entity that is controlled by the Company’s stockholders immediately after the transfer, or (ii) a transfer of assets by the Company to: (A) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company’s stock, (B) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (C) a Person, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company, or (D) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (c)(ii)(C). For purposes of this subsection (c), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Code Section 409A.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its sole purpose is to change the jurisdiction of the Company’s incorporation, or (y) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction. In addition, the reference to “Company” in this definition shall be updated to the extent set forth in Section 20 of the Plan.

For clarity, the SPAC Closing shall not constitute a Change in Control under the Plan.

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2.5            “Change in Control Period” means the time period beginning on the date that is 3 months prior to a Change in Control and ending on the date that is 12 months following a Change in Control.

2.6            “CIC Qualifying Termination” has the meaning set forth in a Participant’s Participation Agreement.

2.7            “Code” means the Internal Revenue Code of 1986, as amended.

2.8            “Company” means (i) prior to the SPAC Closing, Solid Power, Inc., a Colorado corporation, and any successor that assumes the obligations of the Company under the Plan, by way of merger, acquisition, consolidation or other transaction, and (ii) on and following the SPAC Closing, Solid Power, Inc., a Delaware corporation (which entity, prior to the SPAC Closing, was known as DCRC (as defined below)), and any successor that assumes the obligations of the Company under the Plan, by way of merger, acquisition, consolidation or other transaction.

2.9            “Compensation Committee” means the Compensation Committee of the Board.

2.10           “Director” means a member of the Board.

2.11           “Disability” means “Disability” as defined in the Company’s long-term disability plan or policy then in effect with respect to that Participant, as such plan or policy may be in effect from time to time, and, if there is no such plan or policy, a total and permanent disability as defined in Code Section 22(e)(3).

2.12           “Equity Awards” means a Participant’s outstanding stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance stock units and any other Company equity compensation awards, in each case, granted on or after the Effective Date.

2.13            “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

2.14            “Good Reason” has the meaning set forth in the Participant’s Participation Agreement or, if no definition is set forth therein, means the Participant’s resignation or departure from the Company (such that, as a result of such resignation or departure, the Participant is no longer employed by the Company or any of its affiliates) by reason of or following the occurrence of any of the following events without Participant’s express written consent: (i) a ten percent (10%) or greater reduction in Participant’s base salary (unless such reduction is part of a program involving comparable reductions in compensation levels of other management personnel of the Company (or its successor)); (ii) a material reduction in the Participant’s then currently assigned duties or responsibilities with the Company; or (iii) a relocation of the Participant’s principal location of employment to a location fifty (50) miles or further from the Participant’s principal location of employment as of the date Participant becomes a Participant in the Plan; provided, however, that any such event shall not constitute grounds for “Good Reason” unless (x) Participant provides written notice to the Company of the event claimed to constitute grounds for “Good Reason” within ninety (90) days of the initial existence of such event; (y) the Company fails to remedy such condition within thirty (30) days of receiving such written notice thereof (such period, the “Cure Period”); and (z) Participant actually terminates Participant’s employment not more than one hundred twenty (120) days following the initial existence of the event claimed to constitute grounds for “Good Reason”. For clarity, neither the SPAC Closing nor any changes to the Participant’s employer or duties and responsibilities, in either case, in connection with the SPAC Closing, shall constitute grounds for resignation of “Good Reason” under the Plan.

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2.15           “Non-CIC Qualifying Termination” has the meaning set forth in a Participant’s Participation Agreement.

2.16           “Participant” means an employee of the Company or of any subsidiary of the Company who (a) has been designated by the Administrator to participate in the Plan either by position or by name, and (b) has timely and properly executed and delivered a Participation Agreement to the Company.

2.17           “Participation Agreement” means the individual agreement (as will be provided in separate cover as Appendix A) provided by the Administrator to a Participant under the Plan, which has been signed and accepted by the Participant.

2.18           “Plan” means the Solid Power, Inc. Executive Change in Control and Severance Plan, as set forth in this document, and as hereafter amended from time to time.

2.19           “Qualifying Termination” means a CIC Qualifying Termination or a Non-CIC Qualifying Termination, as applicable.

2.20           “Section 409A Limit” means 200% of the lesser of: (i) the Participant’s annualized compensation based upon the annual rate of pay paid to the Participant during the Participant’s taxable year preceding the Participant’s taxable year of the Participant’s termination of employment as determined under, and with such adjustments as are set forth in, Treasury Regulation 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which the Participant’s employment is terminated.

2.21           “Severance Benefits” means the compensation and other benefits that the Participant will be provided in the circumstances described in Section 4.

2.22           “SPAC Closing” means the completion of the transactions contemplated by the business combination agreement and plan of reorganization entered into between  Decarbonization Plus Acquisition Corporation III, a Delaware corporation (“DCRC”), DCRC Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of DCRC, and Solid Power, Inc., a Colorado corporation, on June 15, 2021, as hereinafter may be amended by the parties thereto in accordance with its terms.

3.            Eligibility for Severance Benefits. A Participant is eligible for Severance Benefits, as described in Section 4, only if he or she experiences a Qualifying Termination.

4.            Qualifying Termination. Upon a Qualifying Termination, subject to the Participant’s compliance with Section 6, the Participant will be eligible to receive the following Severance Benefits as described in Participant’s Participation Agreement, subject to the terms and conditions of the Plan and the Participant’s Participation Agreement:

4.1            Cash Severance Benefits. Cash severance equal to the amount set forth in the Participant’s Participation Agreement.

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4.2            Continued Medical Benefits. If the Participant, and any spouse and/or dependents of the Participant (“Family Members”) has or have coverage on the date of the Participant’s Qualifying Termination under a group health plan sponsored by the Company, the Company will reimburse the Participant the total applicable premium cost for continued group health plan coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) until the earliest of (a) the period of time following the Participant’s employment termination as set forth in the Participant’s Participation Agreement, (b) the date the Participant is no longer eligible to receive COBRA continuation coverage, and (c) the date on which Participant becomes eligible to receive coverage under a group health plan sponsored by another employer (and any such eligibility shall be promptly reported to the Company by Participant); provided that the Participant validly elects and is eligible to continue coverage under COBRA for the Participant and his Family Members. However, if the Company determines in its sole discretion that it cannot provide the COBRA reimbursement benefits without potentially violating applicable laws (including, without limitation, Section 2716 of the Public Health Service Act and the Employee Retirement Income Security Act of 1974, as amended), the Company will in lieu thereof provide to the Participant a lump sum payment equal to the monthly COBRA premium (on an after-tax basis) that the Participant would be required to pay to continue the group health coverage in effect on the date of the Participant’s termination of employment (which amount will be based on the premium for the first month of COBRA coverage), paid each month, regardless of whether the Participant elects COBRA continuation coverage, for the period of time following the Participant’s employment termination as set forth in the Participant’s Participation Agreement.

4.3            Equity Award Vesting Acceleration Benefit. Only to the extent specifically provided in the Participant’s Participation Agreement, a portion of Participant’s Equity Awards will vest and, to the extent applicable, become immediately exercisable.

5.            Limitation on Payments. In the event that the severance and other benefits provided for in this Plan or otherwise payable to a Participant (i) constitute “parachute payments” within the meaning of Section 280G of the Code (“280G Payments”), and (ii) but for this Section 5, would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the 280G Payments will be either:

1.              (x)            delivered in full, or

2.              (y)           delivered as to such lesser extent which would result in no portion of such benefits being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by Participant on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code. If a reduction in the 280G Payments is necessary so that no portion of such benefits are subject to the Excise Tax, reduction will occur in the following order: (i) cancellation of awards granted “contingent on a change in ownership or control” (within the meaning of Code Section 280G); (ii) a pro rata reduction of (A) cash payments that are subject to Section 409A as deferred compensation and (B) cash payments not subject to Section 409A of the Code; (iii) a pro rata reduction of (A) employee benefits that are subject to Section 409A as deferred compensation and (B) employee benefits not subject to Section 409A; and (iv) a pro rata cancellation of (A) accelerated vesting equity awards that are subject to Section 409A as deferred compensation and (B) equity awards not subject to Section 409A. In the event that acceleration of vesting of equity awards is to be cancelled, such acceleration of vesting will be cancelled in the reverse order of the date of grant of a Participant’s equity awards.

A nationally recognized professional services firm selected by the Company, the Company’s legal counsel or such other person or entity to which the parties mutually agree (the “Firm”) will make any determination required under this Section 5. Such determinations will be made in writing by the Firm and any good faith determinations of the Firm will be conclusive and binding upon Participant and the Company. For purposes of making the calculations required by this Section 5 the Firm may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. Participant and the Company will furnish to the Firm such information and documents as the Firm may reasonably request in order to make a determination under this Section 5. The Company will bear all costs the Firm may incur in connection with any calculations contemplated by this Section 5.

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6.            Conditions to Receipt of Severance.

6.1            Release Agreement. As a condition to receiving the Severance Benefits (and any portion thereof), each Participant will be required to sign and not revoke in the time provided by the Company to do so a separation and release of claims agreement in a form reasonably satisfactory to the Company (the “Release”), which Release shall release the Company, each of its affiliates, and each of the foregoing entities’ respective shareholders, members, partners, officers, managers, directors, predecessors, successors, fiduciaries, employees, representatives, agents and benefit plans (and fiduciaries of such plans) from any and all claims and any and all causes of action arising out of the Participant’s employment, engagement, or affiliation with the Company or any of its affiliates or the termination of such employment, engagement or affiliation, but excluding (i) all claims to Severance Benefits that the Participant may be owed hereunder or any other consideration set forth in the Release, (ii) indemnification rights the Participant may have by reason of being a director or officer of the Company or subsidiary (or any related advancement of expenses, and/or contribution claims or rights the Participant may have), including any rights under any director and officer liability policy or indemnification agreement, (iii) rights to any accrued compensation or benefits that Participant may have, or (iv) any other rights or claims that Participant may have that may not be released under applicable law. In all cases, the Release must have become effective and irrevocable no later than the 60th day following the Participant’s Qualifying Termination (the “Release Deadline Date”). If the Release does not become effective and irrevocable by the Release Deadline Date (or, if earlier, the time provided by the Company to consider, return, and not revoke the Release, as may be set forth within the Release itself), the Participant will forfeit any right to the Severance Benefits. In no event will the Severance Benefits be paid or provided until the Release becomes effective and irrevocable.

6.2            Confidential Information. A Participant’s receipt of, Severance Benefits will be subject to the Participant continuing to comply with the terms of any confidentiality, proprietary information and inventions agreement between the Participant and the Company (or any affiliate of the Company).

6.3            Non-Disparagement. As a condition to receiving Severance Benefits under this Plan, the Participant agrees that, following the Participant’s termination, the Participant will not knowingly disparage, libel, slander, or otherwise make any materially derogatory statements regarding the Company (or any of its affiliates) or any of their respective officers or directors. Notwithstanding the foregoing, nothing contained in the Plan will be deemed to restrict the Participant from (i) providing information to any governmental or regulatory agency or body (or in any way limit the content of any such information) to the extent the Participant is required to provide such information pursuant a subpoena or as otherwise required by applicable law or regulation, or in accordance with any governmental investigation or audit relating to the Company or (ii) making any other disclosures that are protected under the whistleblower provisions of any applicable law.

6.4            Other Requirements. Severance Benefits under this Plan shall terminate immediately for a Participant if such Participant, at any time, violates any agreement with the Company or its affiliates and/or the provisions of this Section 6.

7.            Timing of Severance Benefits. Unless otherwise provided in a Participant’s Participation Agreement, provided that the Release has become effective and irrevocable by the Release Deadline Date and subject to Section 9, the Severance Benefits will be paid, or in the case of installments, will commence, on the first Company payroll date following the Release Deadline Date (such payment date, the “Severance Start Date”), and any Severance Benefits otherwise payable to the Participant during the period immediately following the Participant’s termination of employment with the Company (or any parent or subsidiary or other Company affiliate). through the Severance Start Date will be paid in a lump sum (without interest) to the Participant on the Severance Start Date, with any remaining payments to be made as provided in this Plan and the Participant’s Participation Agreement.

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8.            Exclusive Benefit. Except as otherwise specifically provided in the Participant’s Participation Agreement, the Severance Benefits shall be the exclusive benefit for a Participant related to termination of employment with the Company (or any parent or subsidiary or other Company affiliate).

9.            Section 409A.

9.1            Notwithstanding anything to the contrary in this Plan, no Severance Benefits to be paid or provided to a Participant, if any, under this Plan that, when considered together with any other severance payments or separation benefits, are considered deferred compensation under Section 409A of the Code, and the final regulations and any guidance promulgated thereunder (“Section 409A”) (together, the “Deferred Payments”) will be paid or provided until the Participant has a “separation from service” within the meaning of Section 409A. Similarly, no Severance Benefits payable to a Participant, if any, under this Plan that otherwise would be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(9) will be payable until the Participant has a “separation from service” within the meaning of Section 409A.

9.2            It is intended that none of the Severance Benefits will constitute Deferred Payments but rather will be exempt from Section 409A as a payment that would fall within the “short-term deferral period” as described in Section 9(c) below or resulting from an involuntary separation from service as described in Section 9(d) below. In no event will a Participant have discretion to determine the taxable year of payment of any Deferred Payment.

9.3            Notwithstanding anything to the contrary in this Plan, if a Participant is a “specified employee” within the meaning of Section 409A at the time of the Participant’s separation from service (other than due to death), then the Deferred Payments, if any, that are payable within the first 6 months following the Participant’s separation from service, will become payable on the date 6 months and 1 day following the date of the Participant’s separation from service. All subsequent Deferred Payments, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, in the event of the Participant’s death following the Participant’s separation from service, but before the 6 month anniversary of the separation from service, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of the Participant’s death and all other Deferred Payments will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this Plan is intended to constitute a separate payment under Section 1.409A-2(b)(2) of the Treasury Regulations.

9.4            Any amount paid under this Plan that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations will not constitute Deferred Payments for purposes of this Section 9.

9.5            Any amount paid under this Plan that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Section 409A Limit will not constitute Deferred Payments for purposes of this Section 9.

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9.6            The foregoing provisions are intended to comply with or be exempt from the requirements of Section 409A so that none of the Severance Benefits will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply or be exempt. Notwithstanding anything to the contrary in the Plan, including but not limited to Sections 11 and 13, the Company reserves the right to amend the Plan as it deems necessary or advisable, in its sole discretion and without the consent of the Participants, to comply with Section 409A or to avoid income recognition under Section 409A prior to the actual payment of Severance Benefits or imposition of any additional tax. In no event will the Company reimburse a Participant for any taxes or other costs that may be imposed on the Participant as result of Section 409A.

10.            Withholdings. The Company (or any parent or subsidiary or other Company affiliate employing Participant) will withhold from any Severance Benefits all applicable U.S. federal, state, local and non-U.S. taxes required to be withheld and any other required payroll deductions.

11.            Administration. The Company is the administrator of the Plan (within the meaning of section 3(16)(A) of ERISA). The Plan will be administered and interpreted by the Administrator (in his or her sole discretion). The Administrator is the “named fiduciary” of the Plan for purposes of ERISA and will be subject to the fiduciary standards of ERISA when acting in such capacity. Any decision made or other action taken by the Administrator with respect to the Plan, and any interpretation by the Administrator of any term or condition of the Plan, or any related document, will be conclusive and binding on all persons and be given the maximum possible deference allowed by law. In accordance with Section 2(a), the Administrator (a) may, in its sole discretion and on such terms and conditions as it may provide, delegate in writing to one or more officers of the Company all or any portion of its authority or responsibility with respect to the Plan, and (b) has the authority to act for the Company (in a non-fiduciary capacity) as to any matter pertaining to the Plan; provided, however, that any Plan amendment or termination or any other action that reasonably could be expected to increase materially the cost of the Plan must be approved by the Board.

12.            Eligibility to Participate. To the extent that the Administrator has delegated administrative authority or responsibility to one or more officers of the Company in accordance with Sections 2(a) and 11, each such officer will not be excluded from participating in the Plan if otherwise eligible, but he or she is not entitled to act upon or make determinations regarding any matters pertaining specifically to his or her own benefit or eligibility under the Plan. The Administrator will act upon and make determinations regarding any matters pertaining specifically to the benefit or eligibility of each such officer under the Plan.

13.            Term. Subject to the terms of this paragraph, this Plan will have a term of 2 years commencing on the Effective Date (the “Initial Term”). At the end of the Term, this Plan will renew automatically for additional one year terms (each, an “Additional Term” and together with the Initial Term, the “Term”) unless the Administrator provides the Participant notice of non-renewal at least 30 days prior to the date of automatic renewal. The Administrator may decide to sooner terminate this Plan before the end of the Term in accordance with Section 14 below or if the affected Participant consents to an earlier termination. Any termination of this Plan by the Administrator must be in writing and will be taken in a non-fiduciary capacity. Neither the lapse of this Plan by its terms nor the termination of this Plan by the Company will by itself constitute termination of employment or grounds for a Good Reason. Further, if a Change in Control occurs when there are fewer than 3 months remaining during the Term, the Term will extend automatically through the date that is 12 months following the date of the Change in Control (unless the affected Participant consents to an earlier termination). Notwithstanding the foregoing, if during the Term, an initial occurrence of an act or omission by the company constituting the grounds for “Good Reason” in accordance with the definition herein has occurred (the “Initial Grounds”), and the expiration date of the Cure Period (as such defined herein) with respect to such Initial Grounds could occur following the expiration of the Term, the Term will extend automatically through the date that is 30 days following the expiration of the Cure Period, but such extension of the Term will only apply with respect to the Initial Grounds.

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14.            Amendment or Termination. The Company, by action of the Administrator, reserves the right to amend or terminate the Plan at any time, without advance notice to any Participant and without regard to the effect of the amendment or termination on any Participant or on any other individual; provided, however, that any amendment or termination of the Plan that is materially detrimental to a Participant prior to such amendment or termination of the Plan will not be effective with respect to such Participant without such Participant’s prior written consent. Any amendment or termination of the Plan will be in writing. Notwithstanding the foregoing, any amendment to the Plan that (a) causes an individual to cease to be a Participant, or (b) reduces or alters to the detriment of the Participant the Severance Benefits potentially payable to that Participant (including, without limitation, imposing additional conditions or modifying the timing of payment), will not be effective without that Participant’s written consent. Any action of the Company in amending or terminating the Plan will be taken in a non-fiduciary capacity.

15.            Claims and Appeals.

15.1            Claims Procedure. Any employee or other person who believes he or she is entitled to any Severance Benefits may submit a claim in writing to the Administrator within 90 days of the earlier of (i) the date the claimant learned the amount of his or her Severance Benefits or (ii) the date the claimant learned that he or she will not be entitled to any Severance Benefits. If the claim is denied (in full or in part), the claimant will be provided a written notice explaining the specific reasons for the denial and referring to the provisions of the Plan on which the denial is based. The notice also will describe any additional information needed to support the claim and the Plan’s procedures for appealing the denial. The denial notice will be provided within 90 days after the claim is received. If special circumstances require an extension of time (up to 90 days), written notice of the extension will be given within the initial 90-day period. This notice of extension will indicate the special circumstances requiring the extension of time and the date by which the Administrator expects to render its decision on the claim.

15.2            Appeal Procedure. If the claimant’s claim is denied, the claimant (or his or her authorized representative) may apply in writing to the Administrator for a review of the decision denying the claim. Review must be requested within 60 days following the date the claimant received the written notice of their claim denial or else the claimant loses the right to review. The claimant (or representative) then has the right to review and obtain copies of all documents and other information relevant to the claim, upon request and at no charge, and to submit issues and comments in writing. The Administrator will provide written notice of its decision on review within 60 days after it receives a review request. If additional time (up to 60 days) is needed to review the request, the claimant (or representative) will be given written notice of the reason for the delay. This notice of extension will indicate the special circumstances requiring the extension of time and the date by which the Administrator expects to render its decision. If the claim is denied (in full or in part), the claimant will be provided a written notice explaining the specific reasons for the denial and referring to the provisions of the Plan on which the denial is based. The notice also will include a statement that the claimant will be provided, upon request and free of charge, reasonable access to, and copies of, all documents and other information relevant to the claim and a statement regarding the claimant’s right to bring an action under Section 502(a) of ERISA.

16.            Attorneys’ Fees. The Company and each Participant shall each bear their own expenses, legal fees and other fees incurred in connection with this Plan and any claim for benefits hereunder.

17.            Source of Payments. All payments under the Plan will be paid from the general funds of the Company; no separate fund will be established under the Plan, and the Plan will have no assets. No right of any person to receive any payment under the Plan will be any greater than the right of any other general unsecured creditor of the Company.

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18.            Inalienability. In no event may any current or former employee of the Company or any of its subsidiaries or affiliates sell, transfer, anticipate, assign or otherwise dispose of any right or interest under the Plan. At no time will any such right or interest be subject to the claims of creditors nor liable to attachment, execution or other legal process.

19.            No Enlargement of Employment Rights. Neither the establishment or maintenance or amendment of the Plan, nor the making of any benefit payment hereunder, will be construed to confer upon any individual any right to continue to be an employee of the Company or any of its affiliates for any particular period of time, as nothing herein alters the at-will employment relationship between any Participant and the Company or, if applicable, any of its affiliates. The Company expressly reserves the right to discharge any of its employees at any time, with or without cause. However, as described in the Plan, a Participant may be entitled to Severance Benefits depending upon the circumstances of his or her termination of employment.

20.            Successors. Any successor to the Company of all or substantially all of the Company’s business and/or assets (whether direct or indirect and whether by purchase, merger, consolidation, liquidation or other transaction) will assume the obligations under the Plan and agree expressly to perform the obligations under the Plan in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under the Plan, the term “Company” will include any successor to the Company’s business and/or assets which become bound by the terms of the Plan by operation of law, or otherwise, and specifically with respect to the “Change in Control” definition, will mean the ultimate parent of any such successor, unless otherwise determined by the Administrator prior to such purchase, merger, consolidation, liquidation or other transaction.

21.            Applicable Law. The provisions of the Plan will be construed, administered and enforced in accordance with ERISA and, to the extent applicable, the internal substantive laws of the state of Colorado (but not its conflict of laws provisions).

22.            Severability. If any provision of the Plan is held invalid or unenforceable, its invalidity or unenforceability will not affect any other provision of the Plan, and the Plan will be construed and enforced as if such provision had not been included.

23.            Headings. Headings in this Plan document are for purposes of reference only and will not limit or otherwise affect the meaning hereof.

24.            Indemnification. The Company hereby agrees to indemnify and hold harmless the officers and employees of the Company, and the members of its Board, from all losses, claims, costs or other liabilities arising from their acts or omissions in connection with the administration, amendment or termination of the Plan, to the maximum extent permitted by applicable law. This indemnity will cover all such liabilities, including judgments, settlements and costs of defense. The Company will provide this indemnity from its own funds to the extent that insurance does not cover such liabilities. This indemnity is in addition to and not in lieu of any other indemnity provided to such person by the Company.

25.            Additional Information.

Plan Name:	Solid Power, Inc. Executive Change in Control and Severance Plan

Plan Sponsor:	Solid Power, Inc.
486 S Pierce Ave Suite E
Louisville, CO 80027
(303) 717-5714

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Identification Numbers:	EIN:
PLAN:

Plan Year:	Company’s fiscal year

Plan Administrator:	Solid Power, Inc.
Attention: Administrator of the Solid Power, Inc. Executive Change in Control and Severance Plan
486 S Pierce Ave Suite E
Louisville, CO 80027
[* * *]

Agent for Service of Legal Process:	Solid Power, Inc.
Attention: President

486 S Pierce Ave Suite E
Louisville, CO 80027

Service of process also may be made upon the Administrator.
[* * *]

Type of Plan	Severance Plan/Employee Welfare Benefit Plan

Plan Costs	The cost of the Plan is paid by the Company.

26.            Statement of ERISA Rights.

As a Participant under the Plan, you have certain rights and protections under ERISA:

1.     You may examine (without charge) all Plan documents, including any amendments and copies of all documents filed with the U.S. Department of Labor. These documents are available for your review in the Company’s human resources department.

2.     You may obtain copies of all Plan documents and other Plan information upon written request to the Administrator. A reasonable charge may be made for such copies.

In addition to creating rights for Participants, ERISA imposes duties upon the people who are responsible for the operation of the Plan. The people who operate the Plan (called “fiduciaries”) have a duty to do so prudently and in the interests of you and the other Participants. No one, including the Company or any other person, may fire you or otherwise discriminate against you in any way to prevent you from obtaining a benefit under the Plan or exercising your rights under ERISA. If your claim for a severance benefit is denied, in whole or in part, you must receive a written explanation of the reason for the denial. You have the right to have the denial of your claim reviewed. (The claim review procedure is explained in Section 14 above.)

Under ERISA, there are steps you can take to enforce the above rights. For example, if you request materials and do not receive them within 30 days, you may file suit in a federal court. In such a case, the court may require the Administrator to provide the materials and to pay you up to $110 a day until you receive the materials, unless the materials were not sent due to reasons beyond the control of the Administrator. If you have a claim which is denied or ignored, in whole or in part, you may file suit in a federal court. If it should happen that you are discriminated against for asserting your rights, you may seek assistance from the U.S. Department of Labor, or you may file suit in a federal court.

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In any case, the court will decide who will pay court costs and legal fees. If you are successful, the court may order the person you have sued to pay these costs and fees. If you lose, the court may order you to pay these costs and fees, for example, if it finds that your claim is frivolous.

If you have any questions regarding the Plan, please contact the Administrator. If you have any questions about this statement or about your rights under ERISA, you may contact the nearest area office of the Employee Benefits Security Administration (formerly the Pension and Welfare Benefits Administration), U.S. Department of Labor, listed in your telephone directory, or the Division of Technical Assistance and Inquiries, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W. Washington, D.C. 20210. You also may obtain certain publications about your rights and responsibilities under ERISA by calling the publications hotline of the Employee Benefits Security Administration.

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Appendix A

Participation Agreement

(see attached)

Solid Power, Inc. Executive Change in Control and Severance Plan
Amended and Restated Participation Agreement

Solid Power, Inc. (the “Company”) is pleased to inform you, the undersigned that the Company is amending and restating the terms of the Participation Agreement previously provided to you when you were initially selected to participate in the Company’s Executive Change in Control and Severance Plan (the “Plan”) as a Participant.

A copy of the Plan was delivered to you with this Participation Agreement. Your participation in the Plan is subject to all of the terms and conditions of the Plan. The capitalized terms used but not defined herein will have the meanings ascribed to them in the Plan.

The Plan describes in detail certain circumstances under which you may become eligible for Severance Benefits. As described more fully in the Plan, you may become eligible for certain Severance Benefits if you experience a Qualifying Termination.

1.            Non-CIC Qualifying Termination. Upon your Non-CIC Qualifying Termination, subject to the terms and conditions of the Plan, you will receive:

(a)            Cash Severance Benefits. A lump sum payment equal to the sum of (i) 12 months of your base salary plus (ii) 100% of your annual bonus for the full year of your termination (as if you had worked for the entire performance period) determined based on your and the Company’s actual performance (less applicable withholding taxes) through the end of the year in which your Qualifying Termination occurs and which annual bonus, if any, will be paid to you at the same time annual bonuses are paid to other senior executives of the Company.

(b)            Continued Medical Benefits. Your reimbursement of continued health coverage under COBRA or taxable lump sum payments in lieu of reimbursement, as applicable, and as described in Section 4.2 of the Plan will be provided for a period 12 months following the date of your Qualifying Termination.

2.            CIC Qualifying Termination. Upon your CIC Qualifying Termination, subject to the terms and conditions of the Plan, you will receive:

(a)            Cash Severance Benefits. A lump sum payment equal to the sum of: (i) 18 months of your base salary plus (ii) 100% of your annual target bonus in effect for the year of the CIC Qualifying Termination (less applicable withholding taxes).

(b)            Continued Medical Benefits. Your reimbursement of continued health coverage under COBRA or taxable lump sum payments in lieu of reimbursement, as applicable, and as described in Section 4.2 of the Plan, will be provided for a period of 12 months following the date of your Qualifying Termination.

(c)            Equity Award Vesting Acceleration. 100% of your then-outstanding and unvested Equity Awards will become vested in full and, to the extent applicable, become immediately exercisable (it being understood that forfeiture of any equity awards due to termination of employment will be tolled to the extent necessary to implement this section (c)). If, however, an outstanding Equity Award is to vest and/or the amount of the award to vest is to be determined based on the achievement of performance criteria, then the Equity Award will vest as to 100% of the amount of the Equity Award assuming the performance criteria had been achieved at target levels for the relevant performance period(s).

3.            Definitions.

(a)            CIC Qualifying Termination. “CIC Qualifying Termination” means your termination of employment with the Company (or any parent or subsidiary of the Company) within the Change in Control Period by (i) you for Good Reason, or (ii) the Company (or any parent or subsidiary of the Company) without Cause (excluding by reason of your death or Disability) such that, as a result of any termination described in this definition, you are no longer employed by the Company or any of its affiliates.

(b)            Non-CIC Qualifying Termination. “Non-CIC Qualifying Termination” means your termination of employment with the Company (or any parent or subsidiary of the Company) outside the Change in Control Period by (i) you for Good Reason, or (ii) the Company (or any parent or subsidiary of the Company) without Cause (excluding by reason of your death or Disability) such that, as a result of any termination described in this definition, you are no longer employed by the Company or any of its affiliates.

4.            Non-Duplication of Payment or Benefits. If (a) your Qualifying Termination occurs prior to a Change in Control that qualifies you for Severance Benefits under Section 1 of this Participation Agreement and (b) a Change in Control occurs within the 3-month period following your Qualifying Termination that qualifies you for the superior Severance Benefits under Section 2 of this Participation Agreement, then (i) you will cease receiving any further payments or benefits under Section 1 of this Participation Agreement and (ii) the Cash Severance Benefits, Continued Medical Benefits, and Equity Award Vesting Acceleration, as applicable, otherwise payable under Section 2 of this Participation Agreement each will be offset by the corresponding payments or benefits you already received under Section 1 of this Participation Agreement in connection with your Qualifying Termination (if any).

5.            Exclusive Benefit.  In accordance with Section 8 of the Plan, the benefits, if any, provided under this Plan will be your exclusive benefits related to the termination of your employment with the Company and/or a change in control of the Company and will supersede and replace any severance and/or change in control benefits set forth in any offer letter, employment or severance agreement and/or other agreement between the Participant and the Company or any of its affiliates. For the avoidance of doubt, the Plan shall not supersede or replace any change in control provisions set forth in the Company’s 2014 Equity Incentive Plan, as amended and the applicable award agreements thereunder or any equity-based plan, and those provisions shall continue to apply with respect to your outstanding Company equity awards in effect prior to the Effective Date.

In order to receive any Severance Benefits for which you otherwise become eligible under the Plan, you must timely sign and deliver to the Company the Release, which must have become effective and irrevocable within the requisite period, and otherwise comply with the requirements under Section 6 of the Plan.

By your signature below, you and the Company agree that your participation in the Plan is governed by this Participation Agreement and the provisions of the Plan. Your signature below confirms that: (1) you have received a copy of the Executive Change in Control and Severance Plan and Summary Plan Description; (2) you have carefully read this Participation Agreement and the Executive Change in Control and Severance Plan and Summary Plan Description and you acknowledge and agree to its terms in accordance with the terms of the Plan and this Participation Agreement; and (3) decisions and determinations by the Administrator under the Plan will be final and binding on you and your successors.

[Signature page follows]

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SOLID POWER, INC.	PARTICIPANT

/s/ James Liebscher	/s/ David B. Jansen
Signature	Signature

James Liebscher	David B. Jansen
Name	Name

Chief Legal Officer	November 29, 2022
Title	Date

Attachment:        Solid Power, Inc. Executive Change in Control and Severance Plan and Summary Plan Description

[Signature page to the Participation Agreement]

Exhibit B

Restrictive Covenant Agreement

See attached.

NOTIFICATION FOR COLORADO EMPLOYEES

OF NONCOMPETE REQUIREMENT

This is to notify you in accordance with Colo. Rev. Stat. § 8-2-113 that the attached Restrictive Covenant Agreement (the “Agreement”) contains a covenant not to compete that could restrict your options for subsequent employment following your separation from employment with Solid Power, Inc. (the “Company”).

Section 2 of the Agreement contains the terms of the covenant not to compete. Attached is a copy of the Agreement.

Employee Acknowledgement:

This is to acknowledge that I have received a copy of the Agreement and have been given an opportunity to review it before I accept the Company’s offer.

I understand that the Agreement contains a covenant not to compete that could restrict my options for subsequent employment following my separation from employment with Solid Power, Inc. I acknowledge that it is my responsibility to read, understand and comply with such covenant.

/s/ David B. Jansen
David Jansen

November 29, 2022
Date

SOLID POWER, INC.

RESTRICTIVE COVENANT AGREEMENT

This Restrictive Covenant Agreement (“Agreement”) is made and entered into on November 29, 2022 (the “Effective Date”), by and between David B. Jansen (“I” or “me”) on the one hand, and Solid Power, Inc. (the “Company” and, together with me, collectively, the “Parties”) on the other hand. In consideration of the mutual promises and covenants contained herein, it is hereby agreed by and between the Parties as follows:

1.	Consideration.

In consideration for my covenants in this Agreement, the Company agrees to pay me the consideration referenced in that certain Revised Offer Letter and Participation Agreement dated November 29, 2022 (the “Revised Offer Letter”), including but not limited to the increase in Base Salary referenced in Section 2 thereto and, as applicable, the CEO Transition Incentive Award referenced in Section 3 thereto and the Severance referenced in Section 4 thereto. These payments shall be referred to as the “Consideration.” The Consideration shall be paid as, and to the extent, set forth in the Revised Offer Letter.

2.            Non-Competition and Non-Solicitation of Employee Covenants.

A.            Executive or Management Level Position and Protection of Trade Secrets. I acknowledge that (i) I serve as an executive on the Company’s executive team and have access to the Company’s trade secrets during my employment with the Company, and (ii) this Agreement is necessary to protect the Company’s trade secrets and to protect the Company from unfair competition by me for the period and in the locations stated below.

B.            Covenants.

I.             Non-Competition. To the fullest extent permitted under applicable law, and in order to protect the Company’s trade secrets, I agree that for a period of twenty-four (24) months immediately following the termination of my employment by the Company for any reason (the “Restricted Period”), I will not, in the Covered Area (as defined below), participate in the ownership, management, operation, financing or control of, or be employed by or consult for or otherwise render services to, any person, corporation, firm or other entity that competes with the Company in the design, development, manufacture, production, marketing and sales of products and services relating to sulfide solid-state rechargeable batteries (the “Business”), unless my participation, employment, consultation or rendition of services is solely in a capacity that is not competitive with the Business of the Company. For the purposes of this Agreement “Covered Area” means in any of the cities, counties, states and/or provinces where I performed services for the Company, including, but not limited to any of the cities, counties, states and/or provinces within the geographic area in which the Company operates or markets its services or products as of the time of the termination of employment.

II.            Non-Solicitation of Customers. To the fullest extent permitted under applicable law, I hereby agree that during the Restricted Period, I will not directly or indirectly solicit any of the Company’s actual customers or vendors with which I have had any contact at any time during my employment to cease doing business with the Company, to reduce the quantity of their business with the Company or to purchase products or services that are competitive with the Business of the Company.

III.           Non-Solicitation of Employees. To the fullest extent permitted under applicable law, I hereby agree that during the Restricted Period, I will not either directly or indirectly solicit, induce, recruit or encourage any of the Company’s employees, contractors or consultants to terminate their relationship with the Company or to become employed or engaged as a consultant by me or any other third party.

Restrictive Covenant Agreement Page 1 of 3

3.            Non-Disparagement.

I agree not to disparage the Company and its officers, directors, employees, shareholders, investors and agents, in any manner likely to be harmful to them or their business, business reputation or personal reputation.  Nothing in this Section or this Agreement will be interpreted or construed to prevent me from giving truthful testimony to any law enforcement officer, court, administrative proceeding or as part of an investigation by the Equal Employment Opportunity Commission, the National Labor Relations Board, the Occupational Safety and Health Administration, the Securities and Exchange Commission or any other federal, state or local governmental agency or commission charged with the enforcement of any laws (collectively, the “Government Agencies”).  In addition, this Agreement does not limit my ability to communicate with any Government Agencies or otherwise participate in any investigation or proceeding that may be conducted by any Government Agencies. Nothing in this Section or this Agreement is intended to prohibit or restrain me in any manner from making any other disclosures that are protected under federal law or regulation or under other applicable law or regulation (including disclosures that are protected under the whistleblower provisions of any federal or state law).

4.            Miscellaneous.

A.            Enforcement. I agree and acknowledge that in the event of a breach of any of the provisions of Section 2 or Section 3, any unpaid portion of the Consideration shall be forfeited. In addition, the Company and/or its respective successors would sustain irreparable harm, and, therefore, I agree that in addition to any other remedies which the Company may have under this Agreement or otherwise, the Company shall be entitled to obtain equitable relief, including, but not limited to, specific performance, temporary restraining orders and preliminary and permanent injunctive relief restraining me from committing or continuing any such violation of Section 2 or Section 3 as may be determined by a court of competent jurisdiction. The Restricted Period shall be extended for the period equal to the time period that I am in breach of any provision of Section 2.

B.            Acknowledgements. I acknowledge that the value of the Company’s trade secrets, goodwill, and customer relationships is substantial. I further acknowledge that the Company and its affiliated entities engage in the Business globally and throughout the Covered Area and that the Business is very competitive. I further acknowledge that the Company plans to continue to engage in the Business globally and throughout the Covered Area during the Restricted Period. I further acknowledge that competition by me with the Business may severely injure the Business and impair the goodwill owned by the Company, and agree that the covenants in Section 2 are reasonable and necessary (i) in terms of geographic scope, duration and range of activities; and (ii) to protect the Company’s trade secrets, goodwill, customer relationships and stable workforce and other reasonable competitive business interests of the Company, all as may be determined by a court of competent jurisdiction.

C.            Savings. If any provision of Section 2 or Section 3 or any part of any such provision is held under any circumstances to be invalid or unenforceable by a court of competent jurisdiction, then: (i) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be modified by such arbitrator or court to conform to applicable laws so as to be valid and enforceable to the fullest possible extent; (ii) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction; and (iii) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of Section 2 or Section 3.

D.            Governing Law; Consent to Personal Jurisdiction. This Agreement will be governed by the laws of the State of Colorado without giving effect to any choice-of-law rules or principles that may result in the application of the laws of any jurisdiction other than Colorado. To the extent that any lawsuit is permitted under this Agreement, I hereby expressly consent to the personal jurisdiction of the state and federal courts located in Colorado for any lawsuit filed against me by the Company.

Restrictive Covenant Agreement Page 2 of 3

E.            Entire Agreement. This Agreement, together with the Revised Offer Letter (as defined above), the Company’s Executive Change in Control and Severance Plan, Stock Option Grant 20-ISO under the Solid Power, Inc. 2014 Equity Incentive Plan, pursuant to the Amended and Restated Option Agreement, Stock Option Grant 99-ISO and 99-NQ under the Solid Power, Inc. 2014 Equity Incentive Plan, pursuant to the Amended and Restated Option Agreement, Stock Option Grant 148-NQSO under the Solid Power, Inc. 2021 Equity Incentive Plan, pursuant to the Terms and Conditions of Stock Option Grant (Executive), Restricted Stock Unit Grant RSU-176 under the Solid Power, Inc. 2021 Equity Incentive Plan, pursuant to the Terms and Conditions of Restricted Stock Unit Grant (Executive), sets forth the entire agreement and understanding between the Company and me relating to the subject matter herein and supersedes all prior discussions or representations between us, including, but not limited to, any representations made during my interview(s) or relocation negotiations, whether written or oral. I agree that nothing in this Agreement shall affect my continuing obligations under the Confidential Information, Invention Assignment and Arbitration Agreement during and after the Restricted Period. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing signed by the Chief Executive Officer of the Company and me. Any subsequent change or changes in my duties, salary or compensation will not affect the validity or scope of this Agreement.

F.            Successors and Assigns. This Agreement will be binding upon my heirs, executors, assigns, administrators and other legal representatives, and will be for the benefit of the Company, its successors and its assigns. There are no intended third-party beneficiaries to this Agreement, except as expressly stated.

G.            Waiver. Waiver by either party of a breach of any provision of this Agreement will not operate as a waiver of any other or subsequent breach.

H.            Survivorship. The rights and obligations of the parties to this Agreement will survive termination of my employment with the Company.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, effective as set forth above.

SOLID POWER, INC.

By:	/s/ James Liebscher
Name:	James Liebscher
Title:	Chief Legal Officer

DAVID B. JANSEN

/s/ David B. Jansen

Restrictive Covenant Agreement Page 3 of 3

Exhibit C

Section 7 of the Defend Trade Secrets Act of 2016

“ . . . An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that—(A) is made—(i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. . . . An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual—(A) files any document containing the trade secret under seal; and (B) does not disclose the trade secret, except pursuant to court order.”

Exhibit 10.2

November 29, 2022

[●]

Re: Retention Agreement

Dear [●]:

Your service to Solid Power, Inc. (collectively with its subsidiaries, the “Company”) is critical to the success of the Company. Because of your importance to the Company, the Company would like to provide you with a retention agreement that is intended to encourage your continued service to the Company. The terms of this Retention Agreement (this “Agreement”) between you (hereafter, “you” or the “Executive”) and the Company, if you accept them, are as follows:

1.            Retention Bonus.

a.            Amount. Subject to the terms and conditions of this Agreement, the Company shall pay you a retention bonus in a gross cash amount equal to one times’ your annual base salary (determined as of the Vesting Date (as defined below)) (the “Retention Bonus”), subject to any and all required tax withholdings; provided, however, in no event shall the gross Retention Bonus be less than your average salary, on an annualized basis, for the three months prior to the appointment of a permanent successor to Douglas Campbell as the Company’s Chief Executive Officer (the “Successor CEO”).

b.            Vesting and Payment. The Retention Bonus will vest 100% on the earlier of (i) the first anniversary of the appointment of the Successor CEO or (ii) the occurrence of a Change in Control (as defined in the Severance Plan (as defined below)) (such date, the “Vesting Date”), subject to the Executive’s continuous employment with the Company through the Vesting Date (except as otherwise set forth in Section 1.c of this Agreement) and the Executive not having given the Company a “Resignation Notice” (as defined in this Section 1.b) on or prior to the Vesting Date. Provided the Executive remains continuously employed with the Company through the Vesting Date and has not given the Company a Resignation Notice as of the Vesting Date, the Company will pay the Executive the Retention Bonus in a cash lump-sum not later than the next regularly scheduled payroll date of the Company following the Vesting Date. For purposes of this Agreement, “Resignation Notice” means a notice of the Executive’s intent to terminate the Executive’s employment with the Company without Good Reason.

c.            Qualifying Termination. If the Executive’s employment with the Company terminates (i) in a manner that constitutes either a “Non-CIC Qualifying Termination” or a “CIC Qualifying Termination,” each as defined in the Company’s Executive Change in Control and Severance Plan (such plan, the “Severance Plan”), or (ii) upon death or disability (any such termination of employment under clause (i) or (ii), a “Qualifying Termination”), provided the Executive timely executes a general release of claims (the “Release”) as required pursuant to the terms of the Severance Plan, the Retention Bonus shall: (A) vest 100% as of the date on which the Release becomes effective; and (B) be paid to the Executive in a cash lump-sum on the second regularly scheduled payroll date thereafter. For the avoidance of doubt, if the Executive fails to timely execute the Release, or if the Executive revokes the Release before it becomes effective, the Executive will automatically forfeit the Retention Bonus without consideration and without any further action by the Company. In the event of a Qualifying Termination, the Retention Bonus shall be in addition to any other benefits the Executive may be entitled to, including, without limitation, any benefits under the Severance Plan.

d.            Other Terminations of Employment; Resignation Notice. If (i) the Executive’s employment with the Company terminates for any reason other than a Qualifying Termination or (ii) the Executive gives the Company a Resignation Notice, in each case on or prior to the Vesting Date, the Executive will automatically forfeit the Retention Bonus without consideration and without any further action by the Company.

e.            Funding of Retention Bonus. The Company may, but is not required to, fund the Retention Bonus described in this Agreement. In any event, the obligation of the Company hereunder will constitute a general, unsecured obligation, payable solely out of its general assets (which assets are subject to the claims of the Company’s general unsecured creditors in the event of the Company’s insolvency), and the Executive will not have any right to any specific assets of the Company. If the Company becomes insolvent, the Executive will have only the rights of a general unsecured creditor against the Company for any amounts due under this Agreement.

2.            General Provisions. The following general provisions apply to this Agreement:

a.            Code Section 409A. The intent of the parties is that payments and benefits under this Agreement comply with, or be exempt from, Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations and guidance promulgated thereunder (collectively, “Section 409A”), and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith. In no event may the Executive, directly or indirectly, designate the calendar year of any payment to be made under this Agreement that is considered nonqualified deferred compensation. Notwithstanding any other provision of this Agreement to the contrary, if the Executive is considered a “specified employee” for purposes of Section 409A (as determined in accordance with the methodology established by the Company as in effect on the date on which the Executive’s employment with the Company terminates), any payment that constitutes nonqualified deferred compensation within the meaning of Section 409A that is otherwise due to the Executive under this Agreement during the six (6) month period following the Executive’s separation from service (determined in accordance with Section 409A) on account of the Executive’s separation from service shall be accumulated and paid to the Executive on the first business day of the seventh month following the Executive’s separation from service (the “Delayed Payment Date”). The Executive shall be entitled to interest on any delayed cash payments from the date of termination to the Delayed Payment Date at a rate equal to the applicable federal short-term rate in effect under Section 1274(d) of the Code for the month in which the Executive’s separation from service occurs. If the Executive dies during the period between the Executive’s separation from service and the Delayed Payment Date, the amounts delayed on account of Section 409A shall be paid to the personal representative of the Executive’s estate on the first to occur of the Delayed Payment Date or thirty (30) days after the date of the Executive’s death.

b.            Successors and Assigns. This Agreement shall be binding upon, inure to the benefit of and be enforceable by, as applicable, the Company and the Executive and their respective personal or legal representatives, executors, administrators, successors, assigns, heirs, distributes, and legatees. This Agreement is personal in nature and the Executive shall not, without the written consent of the Company, assign, transfer, or delegate this Agreement or any rights or obligations hereunder.

c.            Governing Law; Jurisdiction; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado without giving effect to such state’s laws and principles regarding the conflict of laws, or those of any other jurisdiction. The Company and the Executive (i) agree that any suit, action, or legal proceeding with respect to this Agreement shall be brought in the courts of record of the State of Colorado in Boulder County or the court of the United States, District of Colorado; (ii) consent to the jurisdiction of each such court in any suit, action, or proceeding; and (iii) waive any objection that they may have to the laying of venue of any such suit, action, or proceeding in any of such courts.

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d.            Amendment; Entire Agreement. No provision of this Agreement may be amended, modified, waived, or discharged unless such amendment, modification, waiver, or discharge is agreed to in writing and such writing is signed by the Company and the Executive. From and after the date hereof, this Agreement shall supersede any other agreement between the parties with respect to the subject matter hereof.

e.            Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, and this Agreement shall be construed as if such invalid or unenforceable provision were omitted (but only to the extent that such provision cannot be appropriately reformed or modified).

f.            Waiver of Breach. No waiver by any party hereto of a breach of any provision of this Agreement by any other party, or of compliance with any condition or provision of this Agreement to be performed by such other party, shall operate or be construed as a waiver of any subsequent breach by such other party of any similar or dissimilar provisions and conditions at the same or any prior or subsequent time. The failure of any party hereto to take any action by reason of such breach will not deprive such party of the right to take action at any time while such breach continues.

g.            Notice. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

if to the Executive:

at the address most recently on the books and records of the Company.

if to the Company:

Solid Power, Inc.
486 S Pierce Ave Suite E
Louisville, CO 80027
Attention: Chief Executive Officer

h.            Withholding. The Company may withhold from any amounts payable under this Agreement such federal, state, local, or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

i.            Headings. The headings of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

j.            Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

k.            Not an Employment Contract. This Agreement is not to be construed to constitute an employment contract between the Company and the Executive. The Executive will at all times remain an “at will” employee of the Company, and the Company or the Executive may terminate the Executive’s employment at any time and for any reason or no reason as otherwise permitted.

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l.            Not Compensation for Benefits Purposes. If and when the Executive earns and is paid the Retention Bonus under this Agreement, the Retention Bonus will not be treated as additional compensation under any other employee benefit plan, program or arrangement, unless that plan, program or arrangement expressly provides for such treatment.

m.          Confidentiality. Solely to the extent not otherwise publicly disclosed by the Company, including in its filings with the U.S. Securities and Exchange Commission (the “SEC”), the Executive agrees to keep the terms and conditions of this Agreement confidential and to refrain from disclosing the terms and conditions of this Agreement to anyone without the advance written permission of the Company, unless disclosure is required by law or is necessary for internal processing and payment; provided, however, that the Executive may disclose the terms and conditions of this Agreement without such advance written permission to the Executive’s immediate family and legal or financial advisors, but then only on the condition that these individuals not make further disclosure. In addition, the Executive has the right under federal law to certain protections for cooperating with or reporting legal violations to the SEC and/or its Office of the Whistleblower, as well as certain other governmental entities and self-regulatory organizations. As such, nothing in this Agreement or otherwise is intended to prohibit the Executive from disclosing this Agreement to, or from cooperating with or reporting violations to, the SEC or any other such governmental entity or self-regulatory organization, and the Executive may do so without notifying the Company or any of its affiliates (the “Company Group”). No member of the Company Group may retaliate against the Executive for any of these activities, and nothing in this Agreement or otherwise requires the Executive to waive any monetary award or other payment that the Executive might become entitled to from the SEC or any other governmental entity. Moreover, nothing in this Agreement or otherwise prohibits the Executive from notifying the Company that the Executive is going to make a report or disclosure to law enforcement. Executive acknowledges and agrees that the Company will disclose this Agreement, and the terms hereof, in accordance with applicable rules and regulations of the SEC, and that as a result of such disclosure, the terms of this Agreement will become publicly available.

[Signature Page Follows]

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I hope that this Agreement underscores our appreciation for your continued service. To indicate that these terms are acceptable, please sign a copy of this Agreement where indicated below and return it to my attention. Please keep this Agreement and its terms confidential (whether or not you sign this Agreement). As you consider this Agreement and the terms of the Retention Bonus, please see me with any questions you may have.

Sincerely,

Name:

Title:

ACCEPTANCE:

I have read, I understand, and I hereby accept the terms and conditions of this Agreement on this [●] day of [●], [●].

Name:

Title:

Signature Page to Retention Agreement

Exhibit 99.1

Solid Power Announces CEO Transition

–	Douglas Campbell to Retire as CEO

–	Company’s Chair and President David Jansen to Serve as Interim CEO

LOUISVILLE, Colo., November 29, 2022 – Solid Power, Inc. (“Solid Power”) (Nasdaq: SLDP), an industry-leading developer of all-solid-state battery cells for electric vehicles, today announced that Douglas Campbell has decided to retire from his role as Chief Executive Officer and a member of the Board of Directors, effective immediately. The Solid Power Board has appointed David Jansen, the company’s Chair and President, as Interim Chief Executive Officer.

Solid Power’s Board of Directors has commenced a comprehensive search process to identify a permanent CEO with the assistance of a leading, independent executive search firm and will consider internal and external candidates.

“Since co-founding Solid Power in 2011, Doug has served as a passionate entrepreneur, beginning with the company’s earliest stages as a spin-off from the University of Colorado,” said John Stephens, Lead Independent Director. “He oversaw the company during key inflection points, including the initial research and development of the company’s battery technologies, securing key partnerships with governmental agencies and industry-leading automotive manufacturers, and its successful de-SPAC transaction in 2021. On behalf of the Board of Directors, I want to thank Doug for all he has done for Solid Power.”

Mr. Stephens continued, “As we enter the next phase in our evolution and build on our momentum as a newly public company, Doug and the Board decided that now is the right time to identify a new leader who will drive our product development and commercialization capabilities. As the Board conducts its search, we are very fortunate to have someone with Dave’s leadership experience within Solid Power who can seamlessly serve in an interim capacity. Dave was instrumental in building Solid Power’s strong executive team, who will continue to lead Solid Power and work to deliver long-term growth and value for all stakeholders.”

“It has been an honor to serve as Solid Power’s CEO since co-founding the company, and I am incredibly proud of everything our team has accomplished over the last decade,” said Mr. Campbell. “We’ve made significant progress towards achieving our goal of creating safer, higher energy and lower cost batteries. While I am moving on to my next chapter to spend more time with my family in Albuquerque and to pursue community and philanthropic interests, I remain as confident as ever in the future of Solid Power. I look forward to continuing as a significant shareholder of the company for years to come and watching the growth and progress that I know the talented team at Solid Power will continue to make.”

Dave Jansen said, “First, I would like to thank Doug for his service as CEO for the past 11 years and wish him well. Solid Power is at an important point in its journey and this is an exciting time to take on the role of interim CEO. I’ve had the privilege of witnessing Solid Power’s extraordinary growth since its inception, and I believe we are well positioned to continue advancing our short- and long-term objectives. Solid Power has the right team in place, and I look forward to continuing to work closely with the Board and executive team.”

About David Jansen

David Jansen has served as Solid Power’s President since February 2017 and as a member of the Board of Directors since March 2014 and was an advisor to the company since its inception. He has held various leadership roles, having previously served as a Managing Partner of Murphree Colorado, a small business venture capital fund, from 2002 to 2010. From 2005 to 2009, he served as the President and Chief Executive Officer of Advanced Distributed Sensor Systems, which developed and manufactured remote sensors for intelligence, surveillance and reconnaissance applications. He has also served on a variety of boards and has been involved with helping startups from formation to exit. Mr. Jansen has a B.S. in Electrical Engineering from the University of Arizona.

About Solid Power, Inc.

Solid Power is an industry-leading developer of all-solid-state rechargeable battery cells for electric vehicles and mobile power markets. Solid Power replaces the flammable liquid electrolyte in a conventional lithium-ion battery with a proprietary sulfide-based solid electrolyte. As a result, Solid Power's all-solid-state battery cells are expected to be safer and more stable across a broad temperature range, provide an increase in energy density compared to the best available rechargeable battery cells, enable less expensive, more energy-dense battery pack designs and be compatible with traditional lithium-ion manufacturing processes. For more information, visit http://www.solidpowerbattery.com/.

Forward Looking Statements

All statements other than statements of present or historical fact contained herein are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including Solid Power’s or its management team’s expectations, objectives, beliefs, intentions or strategies regarding the future. When used herein, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “plan,” “outlook,” “seek,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These statements include our financial guidance for 2022, future financial performance and our strategy, expansion plans, market opportunity, future operations, future operating results, estimated revenues, losses, projected costs, prospects, plans and objectives of management, expectations regarding management transitions and expectations regarding the impact of the COVID-19 pandemic on our business and industry. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Solid Power disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Readers are cautioned not to put undue reliance on forward-looking statements and Solid Power cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Solid Power, including the following factors: (i) risks relating to the uncertainty of the success of our research and development efforts, including our ability to achieve the technological objectives or results that our partners require, and to do so in advance of the development of competing technologies; (ii) risks relating to the non-exclusive nature of our original equipment manufacturers and joint development agreement relationships; (iii) our ability to negotiate and execute supply agreements with our partners on commercially reasonable terms; (iv) our ability to protect our intellectual property, including in jurisdictions outside of the United States; (v) broad market adoption of electric vehicles and other technologies where we are able to deploy our all-solid-state batteries, if developed successfully; (vi) our success in retaining or recruiting, or changes required in, our officers, key employees, including technicians and engineers, or directors; (vii) risks and potential disruptions related to management transitions; (viii) changes in applicable laws or regulations; (ix) risks related to technology systems and security breaches; (x) the possibility that COVID-19 or a future pandemic may adversely affect our results of operations, financial position and cash flows; (xi) the possibility that we may be adversely affected by other economic, business or competitive factors, including supply chain interruptions, and may not be able to manage other risks and uncertainties; (xii) risks relating to our status as an early stage company with a history of financial losses, and an expectation to incur significant expenses and continuing losses for the foreseeable future; (xiii) rollout of our business plan and the timing of expected business milestones; (xiv) the termination or reduction of government clean energy and electric vehicle incentives; (xv) delays in the construction and operation of production facilities; and (v) changes in domestic and foreign business, market, financial, political and legal conditions. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the “Risk Factors” section of Solid Power’s Annual Report on Form 10-K for the year ended December 31, 2021 and other documents filed by Solid Power from time to time with the SEC, all of which are available on the SEC’s website at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Solid Power gives no assurance that it will achieve its expectations.

Contact Information

Kevin Paprzycki

Chief Financial Officer

1 (800) 799-7380

investors@solidpowerbattery.com

Joele Frank, Wilkinson Brimmer Katcher

Kelly Sullivan / Nicholas Lamplough / Viveca Tress

1 (212) 355-4449